ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Neuberger Berman Investment Advisers LLC		87164116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2016	April 30, 2016 to April 30, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Neuberger Berman LLC

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)